UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check one): ☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☒ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR For Period Ended: September 30, 2021
•Transition Report on Form 10-K
•Transition Report on Form 20-F
•Transition Report on Form 11-K
•Transition Report on Form 10-Q
•Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

VELO3D, INC.
Full Name of Registrant

Former Name if Applicable

511 DIVISION STREET
Address of Principal Executive Office (Street and Number)

CAMPBELL, CA 95008
City, State and Zip Code

PART II – RULE 12b-25 (b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Velo3D, Inc. (the “Registrant”) completed its merger with JAWS Spitfire Acquisition Corporation on September 29, 2021 (the “Merger”). As a result of the Merger, the Registrant requires additional time to obtain an updated valuation report and complete its contingent earnout liabilities valuation for the quarter ended September 30, 2021.The Registrant could not finalize and close its accounting and evaluate the related controls for the third quarter of 2021 with sufficient time to prepare and file the subject report in a timely manner.

The Registrant plans to file the Quarterly Report within the extension period, in compliance with Rule 12b-25.

PART IV – OTHER INFORMATION
(1)Name and telephone number of person to contact in regard to this notification

William McCombe	(408)	610-3915
(Name)	(Area Code)	(Telephone Number)
(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                ☒Yes ☐ No
(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                            ☒Yes ☐No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant furnished a Form 8-K on November 9, 2021 with the quarterly results for the three months ended September 30, 2021 compared to the three months ended September 30, 2020, the ("Earnings 8-K"). The quarterly results included in the Earnings 8-K reflected that the contingent earnout liabilities were $94.5 million as of September 30, 2021, and the Registrant expects, based on the updated valuation report, that the Quarterly Report will reflect that the contingent earnout liabilities were approximately $118.7 million, with the offsetting impact to additional paid-in capital, as of September 30, 2021.

VELO3D, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 16, 2021	By:	/s/ William McCombe
	Name:	William McCombe